Exhibit 99.1

Directors Code of Conduct and Ethics

The Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”, which for the purpose of this Code includes its subsidiaries) has adopted this code of conduct and ethics for directors of the Company (the “Code”) to:

•	endorse and promote the Company’s commitment to honest and ethical conduct, including fair dealing and ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations;

•	ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•	deter wrongdoing.

All directors of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. The Company’s more detailed policies and procedures that apply to all employees and officers of the Company are set forth in the Company’s Business Conduct Policy HR 1.1. All directors are expected to be familiar with the Company’s Business Conduct policy HR 1.1 and to adhere to those principles and procedures set forth in HR 1.1 that are relevant to them in their capacity as Board members.

For purposes of this Code, the “Code of Ethics Contact Person” will be the Chair of the Corporate Governance Committee of the Board.

I.	Honest and Candid Conduct

Each director owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid.

Each director must:

•	act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies.

•	observe both the form and spirit of applicable laws and governmental rules and regulations, accounting standards and Company policies.

•	adhere to a high standard of business ethics.

II.	Conflicts of Interest

A “conflict of interest” occurs when an individual’s private or personal interest interferes, or may appear to interfere, with the interests of the Company. A conflict of interest can arise when a director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Directors should avoid activities or situations that involve real or perceived conflicts of interest with the Company. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Ethics Contact Person.

In considering a conflict of interest between a director and the Company, consideration shall be given to the Director Material Relationship Standards approved by the Board.

Conflict of interest situations involving directors may include the following:

•	any material ownership or financial interest in any supplier of goods or services to the Company or in any major customer of the Company;

•	any consulting or employment relationship with any major customer of the Company, supplier or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•

the receipt of non-nominal gifts, excessive entertainment or personal benefits from any company with which the Company has current or prospective business dealings as a result of his or her position in the Company; or

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member.

Anything that would present a conflict of interest for a director would likely also present a conflict if it is related to a member of his or her immediate family. In the normal course of business, the Company may provide goods and services to or receive goods and services from companies with which one or more of the independent board members are affiliated. If the goods and services are provided on standard terms and conditions and at pricing no more favourable than provided to other customers generally, such a relationship shall be considered to be immaterial.

Conflicts of interest between a director and the Company are to be disclosed to the Board, the Chief Executive Officer or a Code of Ethics Contact Person and reported to the Corporate Governance Committee of the Board on a regular basis.

III.	Disclosure

The Company is committed to making timely and accurate disclosure of all material information. The Company will promptly disclose all material information in a full, fair, accurate and timely manner in accordance with applicable securities laws and stock exchange rules. All directors must perform their responsibilities with a view to giving effect to the foregoing commitment of the Company, including by reporting all material information in a timely manner to the appropriate person within the Company in accordance with the Company’s disclosure policies and procedures.

Each director involved in the Company’s disclosure process is required to be familiar with and comply with the Company’s disclosure controls and procedures and internal control over financial reporting.

Each director who is involved in the Company’s disclosure process must:

•	familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company;

•

not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations; and

•	review proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

IV.	Adherence to the Law and Insider Trading

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

It is against Company policy and in many circumstances illegal for a director to profit from undisclosed information relating to the Company or any other company. A director may not purchase or sell any of the Company’s securities while in possession of material non-public information relating to the Company. Also, a director may not purchase or sell securities of any other company while in possession of any material non-public information relating to that company.

Any director who is uncertain about the legal rules involving a purchase or sale of, or other dealings in, any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the General Counsel of the Company before making any such transaction.

Directors are also to comply with the Company’s policies relating to insider trading and blackout periods for insider trading.

V.	Additional Directorships and Change in Principal Occupation

a.

Before accepting a director position with another for profit company, whether public or private, a director shall advise the Chair, the Chair of the Corporate Governance Committee, and the Corporate Secretary in advance of such appointment to ensure that there are no potential or actual conflicts of interest and that such appointment does not impede the director’s commitment to the Company.

b.

A director who makes a change in principal occupation shall promptly inform the Chair, Chair of Nominating Committee and the Lead Director. The Nominating Committee shall determine the appropriateness of the director continuing on the Board and report at the next Board meeting.

VI.	Reporting, Accountability and Waivers

The Corporate Governance Committee is responsible for monitoring compliance with the Code, applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any director who becomes aware of any existing or potential violation of this Code is required to notify the

Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

The Company will follow the following procedures in investigating and enforcing this Code, and in reporting on the Code:

•	Violations and potential violations will be reported by the Code of Ethics Contact Person to the Corporate Governance Committee, after appropriate investigation.

•	The Corporate Governance Committee will take appropriate action on any alleged violations reported to them.

•

If the Corporate Governance Committee determines that a violation has occurred, the Corporate Governance Committee will take such disciplinary or preventive action as it deems appropriate, up to and including dismissal from the Board or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.

•	The Corporate Governance Committee will report to the Board on disciplinary actions taken by it.

The Company may waive specific provisions of this Code in a particular situation. Any waiver of the Code for directors of the Company may be made only by the Board or by the Corporate Governance Committee of the Board and reported to the Board. Any amendment or waiver by the Company of a provision of the Code that results in a material departure from the Code shall be disclosed by the Company in accordance with applicable legal and regulatory requirements.

VII.	Full Commitment To The Company

Directors owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises. Directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and there are both personal and Company benefits in certain activities. Directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

VIII.	Confidentiality

In carrying out the Company’s business, directors may learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Confidential information shall not be used for personal gain.